Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com

VIA EDGAR

April 8, 2011

Houghton Hallock III, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II (File Nos. 33-50718 and 811-07102) (the
    "Registrant"); Post-Effective Amendment No. 98 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 98")
    ----------------------------------------------------------------------------

Dear Mr. Hallock:

This letter responds to comments on Amendment No. 98, which you provided in a telephonic discussion with Abigail Bertumen and me on Wednesday, January 5, 2011. Amendment No. 98 was filed with the Securities and Exchange Commission (the "Commission") on November 12, 2010 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding two new series of the Registrant, the Louisiana Tax-Free Income Fund and the Mississippi Tax-Free Fund (each, a "Fund" and together, the "Funds").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 98.

PROSPECTUS

1. COMMENT: Please confirm the information required by Items 6 through 8 of Form N-1A may be integrated for multiple funds using a single prospectus.

     RESPONSE: General Instruction 3(c)(iii) of Form N-1A states that "a prospectus that contains information about more than one Fund may integrate the information




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Houghton Hallock III, Esq.
April 8, 2011
Page 2

     required by any of Items 6 through 8 for all of the Funds together, provided that the information contained in any Item that is integrated is identical for all Funds covered in the prospectus." Because the Item 6 through 8 information is identical for each Fund, integrating Items 6 through 8 is permitted.

2. COMMENT: On the page immediately following the cover page, please replace the header "About this Prospectus" with "Table of Contents," and please remove the two sentences preceding the table of contents.

     RESPONSE: We have made the requested revision.

3. COMMENT: In the fee table for each Fund, please remove the following footnote to the "Shareholder Fees" table, as similar disclosure is already included in the paragraph preceding the table:


          This sales charge varies depending on how much you invest in the Fund. Class A Shares purchased without an initial sales charge may be subject to a contingent deferred sales charge if redeemed within 18 months of purchase. See "Sales Charges."

     RESPONSE: Because disclosure regarding the contingent deferred sales charge is not included in the paragraph preceding the table, we have replaced the footnote with the following:

          Class A Shares purchased without an initial sales charge may be subject to a contingent deferred sales charge if redeemed within 18 months of purchase.

4. COMMENT: In the fee table for each Fund, please remove the second sentence in the following footnote to the "Annual Fund Operating Expenses" table, as such disclosure is not permitted by Form N-1A.


          Other Expenses are based on estimated amounts for the current fiscal year. Other Expenses for Class A Shares include shareholder service fees.

     Response: We have made the requested revision.

5. COMMENT: In the fee table for each Fund, please clarify what is meant by "acquired funds" in the following footnote to the "Annual Fund Operating Expenses" table:


          Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. Acquired Fund Fees and Expenses are



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Houghton Hallock III, Esq.
April 8, 2011
Page 3

          incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds.

     RESPONSE: We have replaced the footnote with the following:

          Total Annual Fund Operating Expenses, both before and after fee reductions and/or expense reimbursements, include fees and expenses incurred indirectly by the Fund as a result of investment in shares of other investment companies (each, an "acquired fund"). Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

6. COMMENT: In the fee table for each Fund, please remove the last sentence in the third footnote to the "Annual Fund Operating Expenses" table (i.e., "Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements shown include 0.02% of Acquired Fund Fees and Expenses."), as such disclosure is not prescribed by Form N-1A.

     RESPONSE: We have removed the requested sentence.

7. COMMENT: In each "Principal Investment Strategy" section, please include disclosure that the Fund may invest in other investment companies.


     RESPONSE: Because the following sentence is currently included in each "Principal Investment Strategy" section, we have not made any revisions.

          In addition, the Fund may invest in securities of investment companies, including exchange-traded funds ("ETFs"), pending direct investment in municipal securities.

8. COMMENT: In each "Principal Investment Strategy" section, please replace the first sentence with the following:


          Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in municipal bonds that pay interest that is exempt from federal and [Louisiana/Mississippi] income tax.

     RESPONSE: We have made the requested revision.

9. COMMENT: In each "Principal Investment Strategy" section, please split the first paragraph into two paragraphs after the fourth sentence.

     RESPONSE: We have made the requested revision.




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Houghton Hallock III, Esq.
April 8, 2011
Page 4

SAI

1. COMMENT: Please revise the following fundamental policy with respect to concentration, as the 1940 Act does not define the term concentration.


          Each Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

     RESPONSE: The requested revision has not been made. As presently crafted, the policy does not state that concentration is defined specifically by the 1940 Act. Rather, as here relevant, it provides that concentration may be defined by reference to interpretations of the 1940 Act or rules thereunder. For example, the Commission and its Staff have interpreted the term "concentration" as used in the 1940 Act.(1)

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

--------------------------
(1) See, e.g., Instruction 4 to Item 9(b)(1) of Form N-1A (discussing concentration for purposes of disclosure in an investment company's prospectus); Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (discussing concentration as it applies to tax-exempt securities); Protecting
Investors: A

 Half Century of Investment Company Regulation, Report of the Division of Investment Management, United States Securities and Exchange Commission (May
1992) at 280 (discussing the Division of Investment Management's interpretation of concentration).




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Houghton Hallock III, Esq.
April 8, 2011
Page 5

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                                  Sincerely,

                                                  /s/ Beau Yanoshik

                                                  Beau Yanoshik

cc: Christopher D. Menconi, Esq. Dianne M. Sulzbach, Esq.